

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

February 15, 2023

David Chen
Chief Executive Officer
Token Communities Ltd.
4802 Lena Road, Unit 105
Bradenton, Florida, 34211

> **Re: Token Communities Ltd.**
> **Form 10-K for the Year Ended June 30, 2022**
> **Filed October 13, 2022**
> **Form 8-K filed January 12, 2023**
> **File No. 000-55688**

Dear David Chen:

We have limited our review of your filing to the financial statements and related disclosures and have the following comment. In our comment, we ask you to provide us with information so we may better understand your disclosure.

Please respond to this comment within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comment applies to your facts and circumstances, please tell us why in your response.

After reviewing your response to this comment, we may have additional comments.

Form 8-K filed January 12, 2023

Item 2.01 Completion of Acquisition or Disposition of Assets. , page 2

1. It appears that immediately before the transaction with Elements of Health and Wellness, Inc., you may have been a shell company as defined in Rule 12b-2 under the Securities Exchange Act of 1934, as amended. Please amend your report to provide the information required by Item 2.01(f) of Form 8-K and the related financial information required by Item 9.01 of Form 8-K, or provide us with a detailed analysis of why this disclosure is not required.

In closing, we remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

You may contact Kathryn Jacobson, Senior Staff Accountant at (202) 551-3365 or Robert Littlepage, Accountant Branch Chief at (202) 551-3361 with any questions.

Sincerely,

Division of Corporation Finance
Office of Technology